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02034723

**FILE NO. 82-4957**

June 4, 2002

**By Hand**
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

02 JUN -7

Re: JSC Moscow City Telephone Network - Rule 12g3-2(b)

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

In connection with the exemption of JSC Moscow City Telephone Network (the "Company") pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of the Information on Material Fact (Event, Action) Effecting the Issuer's Business as of May 22, 2002.

This document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

dlw 6/18

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei Kiyashko/(KEIC)

Alexei Kiyashko

Enclosure

cc: L. Leliavskaia
The Bank of New York

Viktor A. Chervony
JSC Moscow City Telephone Network

**Information on Material Fact (Event, Action)**
**Effecting the Issuer's Business**

***Open Joint Stock Company "Moscow City Telephone Network"***
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's Code: **00083-*A***

Date of the fact (event, action): ***May 22, 2002***
Code: ***1100083A22052002***

*On May 22, 2002, JSC Moscow City Telephone Network paid the fifth coupon of Tranche 1, Series A1 interest-bearing documentary bearer bonds of JSC MGTS kept in mandatory centralised custody (state registration No. 4-01-00083-A, registration date: September 28, 2000).*

*Total number of bonds: Three Hundred Sixty Thousand (360,000).*

*Annual interest rate on the coupon: 13,04 %.*

*Coupon amount: 45 Roubles and 02 Kopecks.*

*Aggregate payments: Sixteen Million Two Hundred Seven Thousand Two Hundred Roubles (RUR 16,207,200).*

*Director General Deputy* *Chervony V.A.*

Executed by T.V. Starikova (tel. # 950-03-40)